Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

Aon Hewitt Core Client Messages

To better serve our clients and strengthen our global business operations, Aon will be moving its corporate headquarters from Chicago to London, and its incorporation from Delaware to the United Kingdom.  Aon Hewitt’s global headquarters will remain in Lincolnshire.

Aon is the premiere professional services firm focused on our clients risk and people challenges. We have built the preeminent platform in our industry. Today we are raising that bar further.

1.       This decision reinforces our global growth strategy. More specifically, the move:

•              Provides a platform to more effectively serve our clients in every part of the world

•     By accelerating our rate of innovation in risk and people solution

•     Making it easier to serve our growing portfolio of multinational clients

•     As the cornerstone to growing our presence in emerging markets

•              Increases our operational agility by better leveraging our capabilities globally and providing enhanced facilities and programs to address client needs

•              Expands and enhances our ability to attract, train and retain the best global talent

2.       It provides greater financial flexibility

•              It increases our access to capital and improves our cash flow, which will allow us to make even greater investments in our business, operations and people—both domestically and globally

3.       Aon remains deeply committed to the U.S.

•              The U.S. remains Aon’s largest single region. Growing globally allows us to continue to invest in our U.S. operations. To further strengthen our position, we already plan to add more than 1,000 positions across our U.S. operations this year based on continued growth in investment opportunities.

•              Chicago will continue to play an important role for the firm as Aon’s headquarters for the Americas, including the U.S., Latin America and Canada.

•              Aon Hewitt will remain headquartered in Lincolnshire, and our co-CEOs, Kristi Savacool and Bal Dail will continue to be based in Lincolnshire. We will continue to deliver services from the same locations by the same trusted teams and with the same standards for quality and data security.

•              Demonstrating our commitment to Chicago, we recently signed a 15-year lease to renew our presence at the Aon Center downtown and we intend to move 750 new positions to the city.

•              In December, we also announced a five-year commitment of $15 million in charitable giving to the Chicago community.

4.       While our headquarters is changing, much remains the same.

•              We will continue to report our financial results in U.S. dollars and trade on the New York Stock Exchange and operate under the jurisdiction of the Securities and Exchange Commission.

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•              We will continue to be members of the S&P 500.

•              Only seven officers and a small group of supporting staff will be physically relocating to London as a part of the relocation of the headquarters. Each of these leaders already travels extensively in their role as a leader of our global enterprise. No Aon Hewitt leaders are relocating.

Our shareholders will vote to approve this move in May at our annual meeting and we intend to complete the move in 2012.

While our corporate headquarters will change, this move should be transparent to you. We will continue to serve our clients from our current locations with a team of people who remain committed to helping you grow your business.

Anticipated FAQs:

Strategic Rationale

Why are you moving your headquarters?

Our industry, like the rest of the global economy, is constantly changing. We are aligning ourselves to more effectively serve clients in every part of the world and advance our global growth strategy. This decision reinforces our strategy to deliver the highest value to our clients, attract and retain the best talent, and achieve operational excellence. It also will create increased financial flexibility and cash flow, which will allow us to make even greater investments in our business, operations and people.

Why did you choose London?

Strengthening Aon’s presence in London will bring us even closer to our global clients, especially those looking for the most innovative solutions or those from fast-growing developing countries who see the value of conducting transactions in London. For more than 400 years, London has been the historical and global center of insurance and risk management innovation. We are also looking to increase the penetration of our HR solutions across Europe and into key emerging markets. So this decision provides us with the opportunity to create a higher degree of innovative products and solutions to help clients mitigate their most complex and challenging global issues regarding risk and people.

What will change?

We expect very little change for our clients and colleagues on a day-to-day basis. We expect less than 20 colleagues (including seven officers) will relocate to London to establish the corporate headquarters. No Aon Hewitt leaders are part of this move. As global leaders, they will continue their practice of spending a significant amount of their time with clients and colleagues around the world. What will change is our ability to drive industry leading innovation and reinvest in our business to solidify our position as the preeminent global professional services firm focused on risk and people.

What does this mean for your U.S. operations?

We remain very committed to our U.S. business and will add more than 1,000 jobs over the next year.  We will continue to be a member of the S&P 500, we will still be listed on the NYSE and we will continue to report our financial performance in dollars, to that extent our financial metrics will remain U.S.-centric.

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What are the implications for Chicago?

We remain committed to the U.S. and the city of Chicago.

•   We are moving 750 jobs to the Aon Center in downtown Chicago

•   Extending our lease at the Aon Center in downtown Chicago for 15 years

•   Aon Hewitt will continue to be headquartered from Lincolnshire, Illinois, a Chicago suburb

•   Pledging $15 million to Chicago area non-profits over the next 5 years

Aon Hewitt Specific Client Impact

How does this move affect Aon Hewitt?

Aon Hewitt will maintain their headquarters in Lincolnshire, Illinois. Co-CEOs, Kristi Savacool and Bal Dail, will retain their offices here. We will continue to deliver services from the same locations by the same trusted teams and with the same standards for quality and data security.

We are excited about the opportunities it provides for greater focus, presence and reinvestment to achieve our growth plans for HR Solutions across Europe and key emerging markets.

Do you expect job loss in the U.S. from this move?

There is no job loss expected from the movement of Aon’s corporate headquarters. In fact, we plan to add more than 1,000 jobs in the U.S. in 2012. Enhancing our platform to deliver on our global growth strategy will free up capital for reinvestment and growth in the U.S.

How does the corporate headquarters move impact me and my business?

As a client of Aon Hewitt, you will experience no change in your current relationship or client team from the movement of Aon’s corporate headquarters. Our multinational clients that we serve on a global basis will find it easier to work with us as we further globalize our operations. In the long term, all of our clients will benefit from our increased ability to reinvest in our solutions, people and operations to better serve our clients.

Timing

When will the move happen?

This decision is subject to shareholder approval at our annual meeting in May. If approved, we will complete the move during 2012.

Sample Client E-mail Text (if needed)

Dear <client>

Early this morning, Aon issued a press release announcing that we are moving our corporate headquarters from Chicago to London and our incorporation from Delaware to the United Kingdom. Aon Hewitt’s global headquarters will remain in Lincolnshire, Illinois.

This move reinforces our global growth strategy and provides the company with greater financial flexibility to reinvest in our business, operations and people to better serve you and each of our clients. You can expect the same quality service you receive today from Aon Hewitt delivered by your trusted client team. <For multinationals….As a leading multinational, the further globalization of our platform will enhance our ability to serve your needs around the world.>

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<If needed…We remain committed to Chicago and the U.S. remains one of our most important markets. Chicago will serve as the Americas headquarters for the firm and we intend to add over 1,000 jobs in the U.S. alone over the next year. In addition, we intend to remain in the S&P 500 and trade on the NYSE in U.S. dollars.

I’ve attached the press release for your convenience. Please let me know if I can answer any questions about this important step in Aon’s history of growth and innovation.

Best,
<Leader>

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.

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